SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2022

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 - Company Registry (NIRE)

41300036535 - CVM Registration

B3 (CPLE3, CPLE5, CPLE6, CPLE11)

NYSE (ELP)

LATIBEX (XCOP, XCOPO, XCOPU)

CAPEX of BRL 2.2 billion for 2023

COPEL (“Company”), a company that generates, transmits, distributes and trades energy, informs its shareholders and the market in general that the Company's Board of Directors approved, at its 233th Ordinary Meeting held on this date, the amount of R$2,182.3 million for the investment program scheduled for 2023, as detailed below.

R$ million
Subsidiary / SPC	Scheduled 2023
Copel Distribuição [1]	1.878,9
Copel Geração e Transmissão	274,9
Generation	117,2
Jandaíra Wind Complex	7,0
Hydroelectric Power Plants	42,3
Wind Farms	45,9
Small Hydroelectric Plants	15,4
Plant Modernization Projects	6,6
Transmission	103,7
Improvements/Reinforcement	100,2
TL Curitiba Leste-Blumenau	3,6
Other projects GeT [2]	54,0
Holding	5,0
Copel Comercialização	1,6
Copel Serviços	1,0
Other participations [3]	20,9
Total	2.182,3

Note: not included are the amounts referring to the acquisition of the Santa Rosa & Mundo Novo (SRMN) and Aventura Wind Complexes, announced in the Material Fact 02/22.

1 It includes the "Transformation Program” composed of the Paraná Three-phase, Smart Grid and Total Reliability projects.

2 It includes modernization of the COG (Generation Operations Center), works in substations/transmission lines and other projects.

3 Other participations: includes Bandeirantes Complex and Startup Innovation.

Copel Distribuição receives most of the investments scheduled for 2023, with the permanent objective of operational efficiency and cost reduction, through the continuity of the execution of the Paraná Triphasic, Smart Grid and Total Reliability programs, already started in 2021, which aim to the renewal of rural distribution grid, with the implementation of a three-phase system and creation of redundancy in the main rural branch lines, improvement of quality and agility in service, integration with smart cities and improvement of information through grid sensing.

Curitiba, December 07, 2022.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date December 7, 2022

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.